[insert letterhead]

January 21, 2025

VIA EDGAR

Securities and Exchange Commission

100 F. Street, NE

Washington, D.C. 20549-7410

Attention:	John Coleman

Dear Sirs:

Re:	Lithium Corporation (“we”, “us”, “our”, the “Company”) Form 10-K for the Fiscal Year Ended December 31, 2023 Form 10-Q for the Fiscal Quarter Ended September 30, 2024 File No. 000-54332

We write in response to your letter of December 10, 2024 regarding the above referenced annual report.  For your ease of reference, our responses to your comments are numbered in a corresponding manner:

Form 10-K for the Fiscal Year Ended December 31, 2023

Item 2. Properties, page 13

1.

Please provide a summary of your mineral properties as required by Item 1303(b) of Regulation S-K. This disclosure should include a map of all mineral properties in which you have an interest and an overview of your properties, in narrative or tabular format.

Clearly identify which properties you consider to be material properties.

Response:  The Company has filed an amended Form 10-K to include the information  required by Items 1303(b).

2.	For each material property please provide the disclosure required by Item 1304(b) of Regulation S-K.

Response: The Company has filed an amended Form 10-K to include the information required by Items 1304(b), and such information is based on and accurately reflects information and supporting documentation prepared by a qualified person, consistent with the guidance in Item 1302(a)(1) of Regulation S-K.

The Company is of the view that its mineral properties that would be considered “material” as per the guidance in Item 1301 of Regulation S-K, is the Fish Lake Valley property as noted in the amended filing.

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3.	Please disclose the information required by Item 1305 with respect to your internal controls used in your exploration and mineral resource and reserve estimation efforts.

Response: The Company has filed an amended Form 10-K to include the information required by Item 1305.

4.

We note your disclosure on page 18 of your annual filing with respect to estimates of tonnages and contained ounces of precious metals, and disclosure of reserves on adjacent properties. Please limit your disclosure of mineralization to properties in which you have an interest, and remove estimates of mineralization that have not been prepared under the definitions and requirements of S-K 1300.

Response: Confirmed

Item 15. Exhibits, Financial Statement Schedules, page 41

5.

We note Section 302 and 906 certifications have been omitted from your Form 10-K. Please file an amended Form 10-K in its entirety and include the certifications as Exhibits 31 and 32 as required by Item 601 of Regulation S-K.

Response: The certifications were inadvertently omitted, and have been included with the amended Form 10-K filing.

Form 10-Q for Fiscal Quarter Ended September 30, 2024

Item 4. Controls and Procedures, page 28

6.

You disclose the Company’s disclosure controls and procedures were ineffective at December 31, 2023 in your Form 10-K. You also disclose material weaknesses identified as of December 31, 2023. At September 30, 2024 you disclose your president concluded that your disclosure controls and procedures were effective, however you also disclose there were no changes to your internal control over financial reporting. Please explain how you concluded your disclosure controls and procedures were effective at September 30, 2024 or disclose the changes you have made that have remediated your ineffective disclosure controls and procedures. Alternatively, amend your filing to revise the conclusion, if necessary.

Response: An amended Form 10-Q has been filed to clarify the disclosure controls and procedures as being ineffective as at September 30, 2024

Yours truly,

LITHIUM CORPORATION

Per:	/s/ Tom Lewis
Tom Lewis
Chief Executive Officer

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